ATTORNEYS AT LAW 100 NORTH TAMPA STREET, SUITE 2700 TAMPA, FL 33602-5810 P.O. BOX 3391 TAMPA, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX foley.com
September 4, 2009
CLIENT/MATTER NUMBER 095708-0102
VIA EDGAR AND FEDERAL EXPRESS

Song Brandon, Esq., Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549-3628

Re:	White Electronic Designs Corporation
Schedule TO-T filed August 18, 2009
Filed by Desert Equity LP, et. al.
SEC File No. 005-03327

Dear Ms. Brandon:

On behalf of Desert Equity LP, a Delaware limited partnership (“Desert Equity”), Desert Management LLC, a Delaware limited liability company (“Desert Management”), Caiman Partners, L.P., a Delaware limited partnership (“Caiman Partners”), Caiman Capital GP, L.P., a Delaware limited partnership (“Caiman Capital”), Caiman Capital Management, LLC, a Delaware limited liability company (“Caiman Management”), and Brian R. Kahn (“Mr. Kahn,” and together with Desert Equity, Desert Management, Caiman Partners, Caiman Capital, and Caiman Management, the “Bidders”), the following are the Bidders’ responses to the Staff’s letter of August 28, 2009 containing the Staff’s comments regarding the Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 18, 2009 by the Bidders (SEC File No. 005-03327), relating to the offer by Desert Equity to purchase up to a total of 3,740,000 shares of common stock, $0.10 stated value per share (the “shares”), of White Electronic Designs Corporation, an Indiana corporation (the “Company”) for $4.25 per share in cash, net to the seller (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.”  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Bidders’ response to each comment directly follows the applicable text.

Please be advised that, simultaneous with the filing of this letter, the Bidders are filing an amendment (the “Amendment”) to the Schedule TO with the Securities and Exchange Commission to address the comments set forth in the Staff’s letter of August 28, 2009.  For your convenience, a copy of the Amendment is enclosed with this letter.

Ms. Song Brandon
September 4, 2009

Schedule TO-T
Offer to Purchase for Cash
Summary Term Sheet, page 1

1.
Provide us with an analysis in support of your statement on page 2 that the bidders' financial condition is not relevant to an investor's decision whether to tender in the offer. A bidder's financial statements may be material in the context of a tender offer for less than all outstanding target securities by non-reporting entities. See Instruction 2 to Item 10 of Schedule TO. As a result, each bidder may be required to satisfy the financial statement requirements of Item 10 of Schedule TO.  Please be aware that adding new, material information in an amended filing may require dissemination of that information to shareholders and an extension of the offer.

Response:

In response to the Staff’s comment, the Bidders do not believe their financial condition is material to an investor's decision whether to tender in the Offer because, (i) the Offer consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) Caiman Partners has available cash and cash equivalents in an amount sufficient to pay the purchase price for the 3,740,000 shares and the related fees and expenses for the Offer, (iv) Caiman Partners has committed to provide Desert Equity with the funds necessary to purchase the shares tendered in the Offer and pay the related fees and expenses, and (v) the shares are being acquired for investment purposes with a view towards making a profit and not for the purpose of acquiring control over or influencing the business of the Company.  If 3,740,000 shares are purchased pursuant to the Offer at $4.25 per share, the aggregate cost for the shares purchased in the Offer will be $15,895,000, plus fees and expenses.  The Bidders’ ability to finance the acquisition of the shares pursuant to the Offer is not uncertain because Caiman Partners has available cash and cash equivalents in an amount sufficient to pay the purchase price for the 3,740,000 shares and the related fees and expenses for the Offer.

           If Desert Equity purchases 3,740,000 shares in the Offer, (i) Desert Equity will directly beneficially own 3,740,000 shares, which represents approximately 16.3% of the outstanding shares, (ii) Desert Management may be deemed to beneficially own the 3,740,000 shares that Desert Equity directly beneficially owns, and (iii) Mr. Kahn may be deemed to beneficially own 4,566,200 shares, which represents approximately 19.9% of the outstanding shares.  The Bidders determined to limit the Offer to 3,740,000 shares because, (i) if Mr. Kahn’s beneficial ownership increased to 20% or more of the Company’s outstanding shares, the provisions of Indiana’s Control Share Acquisitions Statute (IC 23-1-42) may have been triggered, and (ii) as discussed below, the Settlement Agreement (as defined below) and the Settlement Amendment (as defined below) prevent Mr. Kahn from acquiring beneficial ownership of more than 19.99% of the Company’s issued and outstanding shares.

           In order to resolve a pending proxy solicitation with respect to the election of directors at the Company’s 2009 Annual Meeting, on February 4, 2009, the Company, Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”) (and its affiliates), Caiman Partners (and its affiliates),

Ms. Song Brandon
September 4, 2009

Kahn Capital Management, LLC (“KCM”) (Wynnefield Partners (and its affiliates), Caiman Partners (and its affiliates), and KCM are collectively referred to as the “Settlement Parties”), and, solely with respect to Section 8(b) of the agreement, in each of their respective capacities as shareholders, Jack A. Henry, Paul D. Quadros, Thomas M. Reahard, Thomas J. Toy and Edward A. White (collectively, the “Shareholder Parties”), entered into a settlement agreement (the “Settlement Agreement”).  Among other things, the Settlement Agreement prohibited the Settlement Parties from purchasing or otherwise acquiring beneficial ownership of any shares or other Company securities, if immediately after such purchase or acquisition, (i) Wynnefield Partners (and its affiliates) would, in the aggregate, beneficially own more than 9.9% of the Company’s outstanding shares or (ii) KCM and Caiman Partners (and its affiliates) would, in the aggregate, collectively beneficially own more than 9.9% of the Company’s outstanding shares.

           On August 13, 2009, the Company, the Settlement Parties, and the Shareholder Parties entered into Amendment No. 1 to the Settlement Agreement (the “Settlement Amendment”).  The Settlement Amendment amends the Settlement Agreement to allow for the acquisition of shares by Mr. Kahn, Caiman Partners (and its affiliates), and KCM (collectively, the “Kahn Entities”) pursuant to a single tender offer to all of the Company’s shareholders, wherein, after the tender offer, the Kahn entities may collectively own (after aggregating all ownership whether acquired before or after the tender offer) up to 19.99% of the Company’s issued and outstanding shares.  In addition, the Settlement Amendment states that the Kahn Entities (i) agree to vote, at the Company’s 2010 annual shareholders’ meeting, all shares beneficially owned by them for each of the Company’s nominees for election to the Company’s Board of Directors, and (ii) will cause their respective officers, directors, employees, representatives and agents to vote any shares beneficially owned by them in connection with any matter or proposal submitted to a vote of the Company’s shareholders as recommended by a majority of the members of the Company’s Board of Directors.

U.S. Federal Income Tax Consequences, page 15

2.
We note the disclosure refers to "certain" of the material federal income tax consequences of the tender offer.  Please remove that qualifier, as this section should discuss all material tax consequences.

Response:

In response to the Staff’s comment, the first sentence of Section 5- “U.S. Federal Income Tax Consequences” of the Offer to Purchase is being deleted in its entirety and replaced with the following:

“The following summary is a description of the material United States federal income tax consequences relating to the participation by a Company shareholder in the Offer.”

Ms. Song Brandon
September 4, 2009

Effect of the Offer on the Market for the Shares, page 16

3.
We note on page 17 of the Offer to Purchase that the bidders "do not believe that the Offer will cause the shares to be held by fewer than 300 record holders or will adversely affect the continued listing of the shares on the NASDAQ Global Market."  Please address the following issues in a supplemental response letter:

•	explain the basis for your apparent determination that the tender offer will not cause any of the effects listed in Rule 13e-3(a)(3)(ii); and

•	confirm that this transaction is not the first step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Response:

In response to the Staff’s comment, based on information provided by the Company and the Company’s transfer agent (American Stock Transfer & Trust Company, LLC), the Company has approximately 1,172 record holders and approximately 22,940,196 shares outstanding.  Desert Equity is offering to purchase up to 3,740,000 shares, which represents approximately 16.3% of the outstanding shares. If the Company’s shareholders tender more than the number of shares that Desert Equity is offering to purchase, Desert Equity will purchase shares on a pro-rata basis.  Therefore, the Bidders do not believe the Offer will cause the shares to be held by fewer than 300 record holders.  Also, based on the Company’s Annual Reports on Form 10-K, the Company’s total assets have exceeded $10 million on the last day of each of the Company’s most recent three fiscal years.

The Company’s shares are currently listed on the NASDAQ Global Market.  According to the NASDAQ Listing Standards and Fees Guide for August 2009, in order to continue to be listed on the NASDAQ Global Market the Company must meet all of the criteria under at least one of three NASDAQ Standard Listing Rules.  The seven criteria the Company must meet under the NASDAQ Equity Standard Listing Rules (Rules 5450(a) and 5450(b)(1)) are (i) the Company must have Stockholders’ Equity of at least $10 million, (ii) the Company must have at least 750,000 publicly held shares, (iii) the market value of the Company’s publicly held shares must be at least $5 million, (iv) the bid price for the Company’s shares must be at least $1, (v) the Company must have at least 400 total shareholders, (vi) the Company must have at least two market makers, and (vii) the Company must comply with all corporate governance requirements as set forth in the Rule 5600 Series.

The Offer will not affect the Company’s Stockholders’ Equity, the number of market makers for the Company’s shares, or the Company’s compliance with the corporate governance requirements set forth in the Rule 5600 Series.  According to the NASDAQ rules, “total shareholders” includes both holders of beneficial interest and holders of record.  As discussed above, the Company has approximately 1,172 record holders and approximately 22,940,196 shares outstanding.  Desert Equity is offering to purchase up to 3,740,000 shares, which represents approximately 16.3% of the outstanding shares. If the Company’s shareholders tender more than the

Ms. Song Brandon
September 4, 2009

number of shares that Desert Equity is offering to purchase, Desert Equity will purchase shares on a pro-rata basis.  Therefore, the Bidders do not believe the Offer will reduce the number of the Company’s total shareholders below 400.  According to the NASDAQ rules, “publicly held shares” means the total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding of the Company. According to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 9, 2009, there were 8,077,589 shares beneficially owned by the Company’s directors (including Mr. Kahn), named executive officers, and beneficial owners of more than 5% of the outstanding shares.  If all 3,740,000 shares are purchased in the Offer, the number of shares beneficially owned by the Company’s directors (including Mr. Kahn), named executive officers, and beneficial owners of more than 5% of the outstanding shares may increase to approximately 11,817,589.  Therefore, the Bidders do not believe the Offer will reduce the number of the Company’s publicly held shares below 750,000 or reduce the market value of the Company’s publicly held shares below $5 million.  Desert Equity is offering to purchase the shares for $4.25 per share in cash, therefore the Bidders do not believe the Offer will reduce the bid price of the Company’s shares below $1.

The Bidders confirm that the Offer is not intended as the first step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Source and Amount of Funds, page 20

4.	Consistent with the requirements of Item 1007(b) of Regulation M-A, please disclose whether there are alternate financing plans if the primary plans fall through and if not, so state.

Response:

In response to the Staff’s comment, the following sentence is being added to the end of the first paragraph of Section 10- “Source and Amount of Funds” of the Offer to Purchase:

“There are no alternative financing arrangements or alternative financing plans in connection with the Offer.”

Conditions to the Offer, page 24

5.
We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In this regard, revise the condition set forth in the last bullet point on page 26 to include a standard of reasonableness in lieu of the term being "satisfactory" to the bidders.  Please also revise the language that follows the last bullet point on page 26 to exclude actions or inactions taken by you as a reason for the assertion of the condition.

Ms. Song Brandon
September 4, 2009

Response:

In response to the Staff’s comment, the condition set forth in the last bullet point of Section 13- “Conditions to the Offer” of the Offer to Purchase is being deleted in its entirety and replaced with the following:

“any approval, permit, authorization, favorable review or consent of any governmental, administrative or regulatory entity, agency or authority with jurisdiction over the Offer, Purchaser or the Company shall not have been obtained on terms reasonably satisfactory to us in our reasonable judgment;”

The language that follows the last bullet point of Section 13- “Conditions to the Offer” of the Offer to Purchase is being deleted in its entirety and replaced with the following:

“which, in our reasonable judgment, in any such case, and regardless of the circumstances (except as a result of any action or inaction by us) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.”

6.
Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

Response:

In response to the Staff’s comment, the Bidders confirm their understanding that depending on the materiality of the waived condition and the number of days remaining in the Offer, the Bidders may be required to extend the Offer and re-circulate new disclosure to security holders.  The Bidders may not simply fail to assert a triggered Offer condition and thus effectively waive it without officially doing so.  In addition, the last paragraph of Section 13- “Conditions to the Offer” of the Offer to Purchase is being deleted in its entirety and replaced with the following:

“All conditions to the Offer must be satisfied or, other than those conditions dependent upon the receipt of governmental approvals, waived by us, prior to the expiration of the Offer.  The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right prior to the expiration of the Offer, the waiver of

Ms. Song Brandon
September 4, 2009

such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer.  In the event that we become aware that a condition has failed, or will necessarily fail, prior to the expiration of the Offer, we will promptly notify you, which notification may be made by a press release, whether we will waive such condition and proceed with the Offer or terminate the Offer.  In the event that we waive any such condition, we will extend the expiration of the Offer to the extent necessary for the Offer to expire no earlier than five business days from the date of our announcement of such waiver.”

7.
Please see our comment above.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding in your response letter.

Response:

In response to the Staff’s comment, the Bidders confirm their understanding that when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Bidder should inform shareholders how the Bidder intends to proceed promptly, rather than wait until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  In addition, please see the response to Item 6 above relating to the last paragraph of Section 13- “Conditions to the Offer” of the Offer to Purchase being deleted in its entirety and replaced with alternative language.

Dividends and Distributions, page 27

8.
You state that the offer price may be subject to adjustments for distributions made or declared after the first public announcement of the bidders' intention to make the tender offer.  Revise to indicate that at least 10 business days will remain in the offer in the event the offer price is adjusted by any distributions made with respect to the common shares.  See Rule 14e-l (b).

Response:

In response to the Staff’s comment, please see the second to last sentence of Section 16- “Dividends and Distributions” of the Offer to Purchase, which is set forth below for convenience.

“If the Offer price is reduced pursuant to the preceding sentence, and if, at the time that notice of any such reduction in the Offer price is first published, sent or given to holders of shares, the Offer is

Ms. Song Brandon
September 4, 2009

scheduled to expire at any time earlier than the tenth business day after (and including) the date of such notice, then the Offer will be extended at least until the expiration of such period of ten business days.”

 Each of the Bidders acknowledges the following:

•	the Bidders are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4132.

Very truly yours,

/s/ Steven W. Vazquez

Steven W. Vazquez

cc:	Brian R. Kahn
Desert Equity LP

Enclosures (1)